Exhibit 99.2

Linkage Global Inc

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on November 19, 2026

The undersigned shareholder of Linkage Global Inc, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated November 2, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to attend and vote at the Meeting of the Company to be held on November 19, 2026 at 9:30 a.m., Eastern Time, at Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District, Fuzhou, Fujian Province, People’s Republic of China, and at any adjournment thereof, and to vote all shares which the undersigned would be entitled to vote if then and there personally present on the resolutions set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

THE BOARD RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

Proposal No. 1 — Adoption of Amended and Restated Articles of Association

(Special Resolution)

“It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 2, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 2 — Share Consolidation

(Ordinary Resolution)

“It is resolved, as an ordinary resolution with immediate effect, that:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 36 Class A ordinary shares with a par value of US$0.0575 each into one Class A ordinary share with a par value of US$2.07; and

(ii)	every 36 Class B ordinary shares with a par value of US$0.0575 each into one Class B ordinary share with a par value of US$2.07,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,525,000 divided into 43,391,304.3478261 Class A ordinary shares with a par value of US$0.0575 each and 521,739.130434783 Class B ordinary shares with a par value of US$0.0575 each to US$2,525,000 divided into 1,205,314.00966184 Class A ordinary shares with a par value of US$2.07 each and 14,492.7536231884 Class B ordinary shares with a par value of US$2.07 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 3 — Share Capital Increase

(Ordinary Resolution)

“It is resolved, as an ordinary resolution and subject to the Share Consolidation being effected, that the authorised share capital of the Company be increased from US$2,525,000 divided into 1,205,314.00966184 Class A ordinary shares with a par value of US$2.07 each and 14,492.7536231884 Class B ordinary shares with a par value of US$2.07 each to US$2,094,840,000 divided into 1,000,000,000 Class A ordinary shares with a par value of US$2.07 each and 12,000,000 Class B ordinary shares with a par value of US$2.07 each, by the creation of 998,794,685.99033816 Class A ordinary shares of par value US$2.07 each and 11,985,507.2463768116 Class B ordinary shares of par value US$2.07 each (the “Share Capital Increase”).”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 4 — Share Capital Reduction and Reorganisation

(Special Resolution)

“It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganised from US$2,094,840,000 divided into 1,000,000,000 Class A ordinary shares with a par value of US$2.07 each and 12,000,000 Class B ordinary shares with a par value of US$2.07 each to US$1.012 divided into 1,000,000,000 Class A ordinary shares with a par value of US$0.000000001 each and 12,000,000 Class B ordinary shares with a par value of US$0.000000001 each by the taking of the following steps (together the “Share Capital Reduction and Reorganisation”):

(a)	the par value of each issued and outstanding Class A ordinary share of par value US$2.07 and Class B ordinary share of par value US$2.07 in the share capital of the Company being reduced to US$0.000000001 by cancelling US$2.069999999 of the paid-up capital on each issued and outstanding Class A ordinary share of par value US$2.07 and Class B ordinary share of par value US$2.07 (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000000001 following the Capital Reduction;

(b)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately following the Capital Reduction each authorised but unissued Class A ordinary share of par value US$2.07 being subdivided into 2,070,000,000 Class A ordinary shares of par value US$0.000000001 each and each authorised but unissued Class B ordinary share of par value US$2.07 being subdivided into 2,070,000,000 Class B ordinary shares of par value US$0.000000001 each (together, the “Subdivision”); and

(d)	immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.000000001 each and unissued Class B ordinary shares of par value US$0.000000001 each that will result in the Company having authorised share capital of US$1.012 divided into 1,000,000,000 Class A ordinary shares with a par value of US$0.000000001 each and 12,000,000 Class B ordinary shares with a par value of US$0.000000001 each (the “Cancellation”).”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 5 — Adoption of Amended and Restated Memorandum of Association (Share Capital Reduction and Reorganisation)

(Special Resolution)

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt an amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 2, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 6 — Future Share Consolidation

(Ordinary Resolution)

“It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within 12 months of the date of this ordinary resolution:

(i)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Future Share Consolidation”);

(ii)	no fractional Shares be issued in connection with the Future Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Future Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Future Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Future Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 7 — Adoption of Amended and Restated Memorandum of Association (Future Share Consolidation)

(Special Resolution)

“It is resolved, as a special resolution, that subject to and immediately following the Future Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Future Share Consolidation.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal No. 8 — Adjournment

(Ordinary Resolution)

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

DEADLINE: To be valid, this proxy card must be received by the Company before the time appointed for the commencement of the Meeting or any adjournment thereof. A proxy card not received in time will be invalid.

TO SUBMIT YOUR PROXY CARD ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO SUBMIT YOUR PROXY CARD BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO SUBMIT YOUR PROXY CARD BY FAX: Please fax this proxy card to 1.727. 269.5616

TO SUBMIT YOUR PROXY CARD BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, any one of the joint holders may sign; if more than one joint holder submits a vote, the vote of the holder whose name appears first in the register of members will be accepted. A corporation must sign under seal or by a duly authorised officer, secretary or attorney. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles and may be required to produce evidence of their authority.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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